FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated September 23, 2024

Item 1

Banco Santander, S.A., ("Santander" or the "Offeror") in accordance with the provisions of the securities market legislation, communicates the following:

INSIDE INFORMATION

Santander announces that it is inviting holders (subject to the offer restrictions set forth below) of its outstanding €1,500,000,000 1.375 per cent. Senior Non-Preferred Instruments due January 2026 (ISIN: XS2168647357) (the "EUR SNP Notes") and €1,750,000,000 3.750 per cent. Fixed Rate Senior Preferred Instruments due January 2026 (ISIN: XS2575952424) (the "EUR SP Notes" and, together with the EUR SNP Notes, the "Notes" and each a “Series”) to tender any and all of such Notes for purchase by the Offeror for cash, subject to applicable law and regulation, the offer and distribution restrictions and the other conditions described in the tender offer memorandum dated 23 September 2024 (the "Tender Offer Memorandum") (the "Offers"). Below is a table with the characteristics of the Notes and the Offers conditions for its holders:

Description of Notes	ISIN	Outstanding Nominal Amount	Maturity Date	Bloomberg Reference Page	Reference Benchmark	Purchase Spread	Amount subject to the Offers
€1,500,000,000 1.375 per cent. Senior Non-Preferred Instruments due January 2026	XS2168647357	€1,500,000,000	5 January 2026	IRSB, Euro zone, pricing source: BGN	EUR SNP Interpolated Mid-Swap Rate	+15 bps.	Any and all of the Notes
€1,750,000,000 3.750 per cent. Fixed Rate Senior Preferred Instruments due January 2026	XS2575952424	€1,750,000,000	16 January 2026	IRSB, Euro zone, pricing source: BGN	EUR SP Interpolated Mid-Swap Rate	+5 bps.

THE OFFERS WILL COMMENCE ON 23 SEPTEMBER 2024 AND WILL EXPIRE AT 5.00 P.M. (CET TIME) ON 27 SEPTEMBER 2024 (THE "EXPIRATION TIME") UNLESS EXTENDED, WITHDRAWN, AMENDED OR TERMINATED AT THE SOLE AND ABSOLUTE DISCRETION OF THE OFFEROR.

THE DEADLINES SET BY ANY INTERMEDIARY OR CLEARING SYSTEM MAY BE EARLIER THAN THE ABOVE DEADLINE.

The Offers are made on the terms and subject to the conditions contained in the Tender Offer Memorandum and should be read in conjunction with the Tender Offer Memorandum. Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Tender Offer Memorandum.

The submission of a valid Tender Instruction through the Clearing Systems will be irrevocable except in the limited circumstances in which the revocation of a Tender Instruction is specifically permitted in accordance with the terms of the Offers.

The Notes may only be Offered for Sale in multiples of €100,000, being the minimum denomination of the Notes.

Rationale for the Offers

The rationale for the Offers is to optimise the liquidity, debt maturity and TLAC/MREL instruments eligibility profile of the Offeror. Notes purchased by the Offeror pursuant to the Offers will be cancelled and will not be re-issued or re-sold. Notes which have not been validly submitted and accepted for purchase pursuant to the Offers will remain outstanding.

Amount subject to the Offers

The Offeror proposes to accept any and all Notes tendered pursuant to the Offers on the terms and subject to the conditions contained in the Tender Offer Memorandum. The acceptance for purchase by the Offeror of Notes tendered pursuant to any Offer is at the sole discretion of the Offeror and Offers to Sell may be rejected by the Offeror for any reason.

Purchase Price

The Purchase Price of the EUR SNP Notes will be calculated by the Sole Dealer Manager at or around 11:00 a.m. (CET)(the “Pricing Time”) on 30 September 2024 (the “Pricing Date”) as the price (expressed as a percentage of the nominal amount of the EUR SNP Notes accepted for purchase pursuant to the relevant Offer, and rounded to the third decimal place, with 0.0005 being rounded upwards) equal to (a) each remaining payment of principal and interest on the EUR SNP Notes up to and including 5 January 2026 (being the maturity date of the EUR SNP Notes), discounted to 2 October 2024 (the “Settlement Date”) at a discount rate equal to the sum of the EUR SNP Interpolated Mid-Swap Rate and the relevant Purchase Spread, less (b) the interest accrued and unpaid (if any) on the relevant Notes from (and including) the interest payment date in respect of such Notes immediately preceding the Settlement Date to (but excluding) the Settlement Date, calculated in accordance with the terms and conditions of the relevant Notes (the “Accrued Interest”).

The Purchase Price of the EUR SP Notes will be calculated by the Sole Dealer Manager at or around the Pricing Time on the Pricing Date as the price (expressed as a percentage of the nominal amount of the EUR SP Notes accepted for purchase pursuant to the relevant Offer, and rounded to the third decimal place, with 0.0005 being rounded upwards) equal to (a) each remaining payment of principal and interest on the EUR SP Notes up to and including 16 January 2026 (being the maturity date of the EUR SP Notes), discounted to the Settlement Date at a discount rate equal to the sum of the EUR SP Interpolated Mid-Swap Rate and the relevant Purchase Spread, less (b) the relevant Accrued Interest.

The determination of the relevant Purchase Price by the Sole Dealer Manager will, in the absence of manifest error, be final and binding on all parties.

New Notes and Priority Allocation

The Offeror also announces its intention, subject to market conditions, to issue two new series of euro-denominated fixed rate senior non preferred notes under the Programme (the "New Notes").

A Holder who wishes to subscribe for New Notes in addition to tendering its Notes for purchase pursuant to the Offers may be eligible to receive, at the sole and absolute discretion of the Offeror, priority in the allocation of the New Notes, subject to the issue of the New Notes and such Holder making a separate application for the purchase of such New Notes. Please refer to the Tender Offer Memorandum for further details.

Holders should note that the pricing and allocation of the New Notes are expected to take place prior to the Expiration Time for the Offers and any Holder that wishes to subscribe for New Notes in addition to tendering existing Notes for purchase pursuant to any of the Offers should therefore provide, as soon as practicable, and prior to the allocation of the New Notes, to the Sole Dealer Manager any indications of a firm intention to tender Notes for purchase pursuant to the Offers and the quantum of Notes that it intends to tender in order for this to be taken into account as part of the New Notes allocation process.

The New Notes are being offered outside the United States to non-U.S. persons, pursuant to the provisions of Regulation S ("Regulation S") of the United States Securities Act of 1933, as amended (the “Securities Act”). The New Notes will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in (i) the Base Prospectus and (ii) each of the final terms in respect of the New Notes (when available).

Acceptance of Offers to Sell Notes

Until the Offeror announces whether it has decided to accept valid Offers to Sell pursuant to any or all of the Offers, no assurance can be given that any Notes validly Offered for Sale pursuant to the Offer will be accepted. The acceptance of any Notes validly Offered for Sale is at the sole and absolute discretion of the Offeror and the Offeror reserves the absolute right not to accept any Notes validly Offered for Sale pursuant to the Offers.

Tender Consideration

The consideration (the "Tender Consideration") payable on the Settlement Date to a Qualifying Holder whose Notes are validly Offered for Sale and accepted for purchase by the Offeror pursuant to the Offer will be an amount in euro equal to the sum of:

(i)	the product of (x) the Purchase Price and (y) the nominal amount of the relevant Notes; and

(ii)	the relevant Accrued Interest Amount in respect of such Notes,

rounded, if necessary, to the nearest €0.01, with €0.005 being rounded upwards.

Extension, Termination and Amendment

The Offeror reserves the right to extend, withdraw, terminate or amend the terms and conditions of the Offers at any time following the announcement of the Offers and prior to the announcement of the result of the Offers, as described in the Tender Offer Memorandum under the heading "Extension, Termination and Amendment".

Expected Timetable of Events

Events/Dates	Times and Dates
Launch Date Offers announced and Tender Offer Memorandum available to Qualifying Holders upon request from the Tender Agent	23 September 2024
Pricing of the New Notes	23 September 2024

Expiration Time

Deadline for receipt by the Tender Agent of Tender Instructions.

Qualifying Holders should note that Tender Instructions must be submitted in accordance with the deadlines of the Clearing System, which will be before the Expiration Time.

5.00 p.m. (CET) on 27 September 2024

Pricing Time

Determination of the EUR SNP Interpolated Mid-Swap Rate, the EUR SP Interpolated Mid-Swap Rate, the EUR SNP Repurchase Yield, the EUR SP Repurchase Yield, the EUR SNP Purchase Price and the EUR SP Purchase Price.

At or around 11.00 a.m. (CET) on 30 September 2024

Announcement of the Results of the Offers

Announcement of (i) whether the Offeror will accept any and all of the Notes pursuant to the Offers and, if so accepted, (ii) for any Series accepted for purchase, the pricing details, being, as applicable, the EUR SNP Interpolated Mid-Swap Rate, the EUR SP Interpolated Mid-Swap Rate, the EUR SNP Repurchase Yield, the EUR SP Repurchase Yield, the EUR SNP Purchase Price, the EUR SP Purchase Price and the relevant Accrued Interest Amount, and (iii) confirmation of the Settlement Date, the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers and the nominal amount of Notes that will remain outstanding after the Settlement Date.

As soon as reasonably practicable after the Pricing Time on 30 September 2024

Settlement Date

Issue and settlement of the New Notes (subject to the satisfaction of certain conditions precedent set out in the subscription agreement to be entered into by the Offeror and the relevant managers in respect of the New Notes). Payment of Tender Consideration in respect of Notes accepted for purchase.

Expected to be 2 October 2024

This is an indicative timetable and is subject to the right of the Offeror to extend, re-open, amend and/or terminate the Offers (subject to applicable law and as provided in the Tender Offer Memorandum).

Announcements and notices to be given to Qualifying Holders in connection with the Offers will be made (i) by way of communication to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) (the "CNMV") and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Announcements may also be made by issue of a press release to one or more Notifying News Service(s). Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent.

Significant delays may be experienced where notices are delivered through the Clearing Systems and Qualifying Holders are urged to contact the Tender Agent for the relevant announcements during the Offer Period.

Qualifying Holders are advised to check with any Intermediary through which they hold their Notes as to the deadlines by which such Intermediary would require receipt of instructions from Qualifying Holders to participate in, or to withdraw their instructions to participate in, the Offers in accordance with the terms and conditions of the Offers as described in the Tender Offer Memorandum in order to meet the relevant deadlines (which will be earlier than the deadlines set out above) and the corresponding deadlines set by the Clearing Systems.

Banco Santander, S.A. is acting as Sole Dealer Manager for the Offers and Kroll Issuer Services Limited is acting as Tender Agent. For detailed terms of the Offers please refer to the Tender Offer Memorandum which (subject to offers and distribution restrictions) can be obtained from the Sole Dealer Manager and the Tender Agent referred to below.

Holders having questions regarding the Offers may contact the Sole Dealer Manager and the Tender Agent at the contact details set out at the end of this announcement. Questions or requests for assistance in participating in the Offers and the delivery of Tender Instructions may be directed to the Tender Agent.

SOLE DEALER MANAGER

Santander Corporate and Investment Banking Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Madrid, Spain Attn: Liability Management Email: liabilitymanagement@gruposantander.com

THE TENDER AGENT
Kroll Issuer Services Limited
The Shard
32 London Bridge Street
London SE1 9SG
United Kingdom
Tel: +44 20 7704 0880
Attn: Owen Morris
Email: santander@is.kroll.com
Website: https://deals.is.kroll.com/santander

Boadilla del Monte (Madrid), 23 September 2024

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

ADDITIONAL INFORMATION

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If any Qualifying Holder is in any doubt as to the contents of this announcement, the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial, legal, regulatory and tax advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. No offer or invitation to acquire any securities is being made pursuant to this announcement.

None of the Offeror, the Sole Dealer Manager or the Tender Agent or any of their respective directors, employees, officers, agents or affiliates expresses any opinion about the merits of the Offer or makes any recommendation as to whether or not any Qualifying Holder should Offer to Sell its Notes and no one has been authorised by the Offeror, the Sole Dealer Manager or the Tender Agent to make any such recommendation.

OFFER RESTRICTIONS

United States

The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offers by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States. Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid, and any purported tender of Notes made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

The Tender Offer Memorandum is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any Notes or other securities in the United States. Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act.

Each Holder of Notes participating in the Offers will represent that it is not located in the United States and it is not participating in the Offers from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offers from the United States.

For the purposes of this and above paragraphs, “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to, and may only be acted upon by, those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Tender Offer Memorandum and any documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation, as amended, and Article L.411-2 of the French Code monétaire et financier as amended from time to time. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Republic of Italy

None of the Offers, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy may tender their Notes in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Spain

Neither the Offers nor the Tender Offer Memorandum constitute an offer of securities or the solicitation of an offer of securities in Spain which require the approval and the publication of a prospectus under Regulation (EU) 2017/1129, Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), as amended from time to time, and its ancillary and related regulations. Accordingly, the Tender Offer Memorandum has not been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores, the “CNMV”).

General

The Tender Offer Memorandum does not constitute an offer to buy or the solicitation of an offer to sell the New Notes, and tenders of Notes for purchase pursuant to the Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful.

In addition to the representations referred to above, each holder of Notes participating in the Offers will also be deemed to give certain representations and warranties in respect of the jurisdictions referred to above and generally as set out in "Procedures for submitting Offers to Sell - Representations, warranties and undertakings by the Holders and Direct Participants" of the Tender Offer Memorandum. Any Offer to Sell Notes pursuant to the Offer from a Holder or its Direct Participant that is unable to make these representations and warranties will not be accepted. Each of the Offeror, the Sole Dealer Manager and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any Offer to Sell Notes, whether any such representation and warranty given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror, the Sole Dealer Manager or the Tender Agent determines (for any reason) that such representation and warranty is not correct, such Offer to Sell shall not be accepted.

NEW NOTES

Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in (i) the base prospectus approved by the Central Bank of Ireland on 13 March 2024 in connection with the programme for the issuance of debt instruments of the Offeror, as supplemented by the supplement thereto dated 9 August 2024 (together, the “Base Prospectus”) and (ii) each of the final terms in respect of the New Notes (when available). The Base Prospectus is available on the website of the Offeror and on the website of Euronext Dublin (https://live.euronext.com/).

The offering of the New Notes may be restricted by law in certain jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

MiFID II product governance / Professional investors and

ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels

EU PRIIPs Regulation / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels

UK PRIIPs Regulation / PROHIBITION OF SALES TO UK RETAIL INVESTORS – The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The New Notes are being offered outside the United States to non-U.S. persons, pursuant to the provisions of Regulation S. The New Notes will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in (i) the Base Prospectus and (ii) each of the final terms in respect of the New Notes (when available).

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. The New Notes may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is not being distributed to, and must not be passed on to, the general public in the UK and is not intended to be an invitation or inducement to engage in investment activity for the purpose of Section 21 of the FSMA. This announcement is directed only at: (i) persons who are outside the UK; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Promotion Order; (iii) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order or (iv) any other persons to whom this announcement for the purposes of Section 21 of the FSMA can otherwise lawfully be distributed (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any investment or investment activity to which this announcement relates is available only to and will be engaged in only with relevant persons.

Neither the New Notes nor the Base Prospectus have been registered with the CNMV. On such basis, the New Notes may not be offered, sold or distributed, nor may any subsequent resale of New Notes be carried out in Spain, except in circumstances which do not require the registration of a prospectus in Spain in compliance with all legal and regulatory requirements under Spanish securities laws. No publicity or marketing of any kind shall be made in Spain in relation to the New Notes.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the New Notes or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 23, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance